Exhibit 99.1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Name of Issuer	Dine Brands Global, Inc.
Title of Class of Securities	Common Stock, par value $0.01 per share
CUSIP Number	254423106
Filed by (Reporting Person(s))	Cobblers Cove Capital LP, Cobblers Cove Capital Management GP LLC, Matthew Perkal, Benjamin F. Rattner
Item of Schedule 13D	Item 7 (Material to Be Filed as Exhibits)
Exhibit Description	Proposal, dated October 26, 2026

October 26, 2026

CONFIDENTIAL
Via Email

Board of Directors

Dine Brands Global, Inc.

10 West Walnut Street, 5th Floor

Pasadena, California 91103

Re: Non-Binding Proposal to Acquire Dine Brands Global, Inc.

Dear Members of the Board:

On behalf of Cobblers Cove Capital LP (“Cobblers Cove”) and Arkhouse Management Co. LP (“Arkhouse” and, together with Cobblers Cove, “we” or “us”), we are pleased to submit this confidential, non-binding proposal to acquire all of the outstanding common stock of Dine Brands Global, Inc. (the “Company” or “you”) for $39.00 per share in cash (the “Proposed Transaction”). Our proposal represents a premium of 32.8% to the Company’s 30-day volume-weighted average price (“VWAP”) and 25.4% to its closing price of $31.10 on October 23, 2026, and would deliver immediate and certain value to the Company’s stockholders. We are optimistic that, with access to management and the opportunity to conduct confirmatory due diligence, we will identify additional value that would allow us to increase our proposed price.

We have great respect for Applebee’s and IHOP, their franchisees, and the Company’s management team. Under John Peyton’s leadership, the Company has navigated a difficult environment for casual and family dining while advancing initiatives such as dual-brand development, and we would welcome the opportunity to partner with John and his team in the next chapter of the business. We do not believe the public markets are the right home for that chapter. The investments these brands need will pay back over several years, yet the Company is judged quarter to quarter on results those same investments may temporarily depress.

Cobblers Cove is an asset management firm with $1 billion of committed capital dedicated to control transactions. Its team has a long record of control and minority investments in consumer and retail businesses, with experience spanning some of the sector’s most complex transactions, including, most recently, the carve-out of Family Dollar, as well as JCPenney, Sears, Neiman Marcus, Nine West (n/k/a Premier Brands) and Barneys.

Arkhouse is a New York-based investment firm that focuses on M&A strategies, including public-to-private transactions. Arkhouse’s team of professionals consists of private and public equity specialists who have closed $25+ billion of transactions and have an 18-year record of investing in and engaging with public companies.

Based on publicly available information and our extensive industry knowledge, we are pleased to submit this preliminary, non-binding proposal regarding the Proposed Transaction (the “Proposal”).

1.	Purchaser: The purchaser would be a newly formed entity controlled by Cobblers Cove and Arkhouse, capitalized by funds and accounts managed by us.

2.	Purchase Price: We propose to acquire 100% of the outstanding common stock of the Company for $39.00 per share in cash. This price represents a premium of 32.8% to the Company’s 30-day VWAP of $29.37 and 25.4% to its closing price of $31.10 on October 23, 2026. Our Proposal is subject to confirmatory due diligence and the negotiation and execution of a mutually acceptable definitive agreement.

3.	Basis for Valuation: Our proposed price reflects our analysis of the Company’s current cash flow profile and historical financial performance, including capital expenditure needs, and implied return on investment calculations under certain scenarios. In addition, we have analyzed valuations of selected public companies and past M&A transactions in the restaurant sector for businesses with similar operating and financial profiles. Further, our proposed price assumes (i) that the Company has a generally financially healthy and profitable franchisee base, (ii) the number of outstanding shares and share equivalents of the Company remains unchanged from the number outstanding today, (iii) the Company’s net indebtedness is consistent with its most recent public filings and (iv) the Company pays no dividends other than its regular quarterly dividend.

4.	Financing: The Proposed Transaction is not subject to any financing condition. We expect to finance the Proposed Transaction through a combination of equity and whole business securitization (WBS) debt, with a bridge facility for the full debt amount that would be committed at the signing of a definitive agreement. Our equity will be committed in full at signing by funds and accounts managed by us.

5.	Due Diligence Requirements: Based on our sector knowledge and experience, we believe that we can complete our confirmatory due diligence in 4 to 6 weeks with reasonable access to Company-related information and its management team. We are prepared to enter into a customary confidentiality agreement immediately. This Proposal and our willingness to enter into definitive legal documentation for the Proposed Transaction is conditioned on our satisfaction with the results of our confirmatory due diligence (including franchisee health, quality of earnings, and customary legal, tax, accounting and employee benefits matters). We would expect to complete this due diligence expeditiously and have engaged legal (Paul, Weiss, Rifkind, Wharton & Garrison LLP), financial, accounting and other third-party advisors that are prepared to commence due diligence as soon as possible.

6.	Future Intentions: Under our ownership, we believe the Company would benefit from strengthening and growing the business, away from the short-term pressures of the public markets. We would leverage the Company’s strong brands together with its technology infrastructure, bring fresh focus to menu innovation and franchisee performance and drive growth in existing and new territories and markets. We hold the Company’s management team in high regard and have not had any discussions with them regarding their roles or compensation following the Proposed Transaction.

7.	Approvals and Timing: Other than the approval of the Company’s stockholders and customary antitrust filings, we do not anticipate requiring any external approvals. We have received preliminary approval from our investment committees and we do not foresee any issues in obtaining final approvals for the Proposed Transaction subject to satisfactory due diligence and negotiation of a definitive agreement. We believe we could sign a definitive agreement within six to eight weeks of receiving due diligence access.

8.	Contact Details: The following are available to answer any questions:

Cobblers Cove Capital LP	Arkhouse Management Co. LP
Matthew Perkal	Gavriel Kahane
Managing Partner	Managing Partner
mp@cobblerscovecapital.com	gavriel@arkhousefund.com
+1 (914) 589-8893	+1 (201) 621-3603

This letter is being delivered to you on a confidential basis. Accordingly, we ask that you keep the terms of this letter, and the fact that discussions and negotiations are taking place regarding this letter and the Proposed Transaction, strictly confidential; provided, however, you may make disclosures to your representatives who have a need to know such information in connection with evaluating, negotiating and consummating the Proposed Transaction, or as required to comply with applicable laws. Please note that this letter represents a non-binding indication of interest and does not create any legally binding obligation on any party, and the Proposed Transaction would be subject to the completion of our confirmatory due diligence, negotiation and the execution of definitive agreements containing customary terms and conditions for a transaction of this type and size.

We look forward to working with you toward the Proposed Transaction as soon as practicable. We respectfully request that this letter be shared promptly with all members of the Board. Should you have any questions about our Proposal or require any additional information, please contact Matthew Perkal from Cobblers Cove at +1 (914) 589-8893.

Sincerely,

/s/ Matthew Perkal	/s/ Gavriel Kahane
Matthew Perkal	Gavriel Kahane
Managing Partner	Managing Partner
Cobblers Cove Capital LP	Arkhouse Management Co. LP

cc:

Jeff Marell

Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Cullen Sinclair

Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP